Exhibit 99.1
NEWS RELEASE

FOR IMMEDIATE RELEASE - March 03, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Fourth Quarter and Year 2004 Financial Results

CALGARY, Alberta - PetroKazakhstan Inc. (“PetroKazakhstan” or the “Company”) announces its financial results for the three months and year ended December 31, 2004. All amounts are expressed in U.S. dollars unless otherwise indicated.

HIGHLIGHTS:

•	Record financial results; earnings up 58% over 2003 and cash flow up 40% over 2003
•	Significant increases in oil reserves attributed to exploration success and improved performance in the Kumkol and Akshabulak fields
•	Reserve recognition of substantial Natural Gas Liquids and natural gas
•	Exploration success in Kyzylkiya and Aryskum
•	Increase of regular quarterly dividend to C$0.20 per quarter
•	Shares begin trading on the Kazakhstan Stock Exchange
•	Build up of oil and products inventories decreases fourth quarter income

FINANCIAL HIGHLIGHTS:

(in thousands of US$ except per share amounts and shares outstanding)	Three Months ended December 31		Year ended December 31
	2004	2003	2004	2003
Gross Revenue	405,131	310,648	1,642,427	1,117,324
Net income	114,937	88,808	500,668	316,940
Per share (basic)	1.51	1.14	6.40	4.06
Per share (diluted)	1.49	1.09	6.28	3.90
Cash flow	118,850	110,339	560,491	399,975
Per share (basic)	1.56	1.42	7.16	5.12
Per share (diluted)	1.55	1.36	7.03	4.92
Weight Average Shares Outstanding
Basic	76,089,557	77,827,328	78,285,025	78,149,904
Diluted	76,922,009	81,110,704	79,708,905	81,292,206
Shares Outstanding at End of Period	76,223,130	77,920,226	76,223,130	77,920,226

The Company announces fourth-quarter 2004 net income of $114.9 million ($1.51 per share) compared with $88.8 million ($1.14 per share) for the same period in 2003. Cash flow for the fourth quarter of 2004 was $118.9 million ($1.56 per share) versus $110.3 million ($1.42 per share) for the same period in 2003.

For the year ended December 31, 2004, net income was $500.7 million ($6.40 per share) compared with net income of $316.9 million ($4.06 per share) in 2003. Cash flow for the year was $560.5 million ($7.16 per share) compared to $400.0 million ($5.12 per share) for 2003.

The Company generated both record net income and cash flow in 2004. Improvements in the Company’s transportation costs and higher prices contributed to these record results.

Fourth quarter earnings were affected by a build up of crude oil inventory and in transit volumes of 1.7 million barrels and an increase in refined product volumes of 630 thousand barrels as compared with inventory and in transit volumes at September 30, 2004. Our refinery turnaround, which began in the middle of October, was completed successfully, but with a build up of crude inventories. We also moved the sales point for crude oil on one of our export routes closer to the final destination. This build up of inventories led to a deferral of earnings and reduced our net income for the fourth quarter by an estimated $32.0 million compared to the third quarter of 2004, an impact of $0.42 per share.

There was also a build up of crude oil in transit and inventory levels when comparing with December 31, 2003. There was an increase of 1.08 million barrels with an estimated reduction in net income of $14.5 million.

SHARE REPURCHASES

The Company’s substantial issuer bid share tender, which ended on July 19, 2004, resulted in the repurchase and cancellation of 3,999,975 shares at C$40.00 per share.

The Company’s Normal Course Issuer Bid program was renewed on August 13, 2004 and will terminate on August 12, 2005. Under the terms of this share repurchase program, the Company is able to repurchase up to 7,091,429 Class A common shares through the facilities of the TSX. In the third quarter of 2004, the Company repurchased and cancelled 1,257,500 shares at an average price of C$40.00. No repurchases were made in the fourth quarter of 2004.

At the end of the fourth quarter, the Company had 76,223,130 common shares and 2,086,656 options and convertible securities outstanding.

Additional repurchases and cancellations of 459,100 shares at an average price of C$42.62 have been executed in January 2005.

LISTING ON THE KAZAKHSTAN STOCK EXCHANGE

On December 27, 2004 PetroKazakhstan’s common shares began trading on the Kazakhstan Stock Exchange, being the first foreign company to be granted approval for listing. The Company believes that this will create an excellent opportunity for Kazakh investors to participate in the growth and success of its business operations in Kazakhstan.

UPSTREAM OPERATIONS REVIEW

PRODUCTION

As announced, for the fourth quarter 2004, production averaged 152,510 barrels of oil per day (“bopd”) and for the year as a whole production averaged 151,102 bopd. Mechanical pump failures on some high rate wells as well as allocation of capacity at the Kumkol Central Processing Facility used by both PetroKazakhstan and the neighbouring field operator, Turgai Petroleum, and the delay in drilling of a number of Aryskum development wells negatively affected overall production. As these problems either have or are being addressed, and as the development program for the Kyzylkiya, Aryskum and Maibulak (“KAM”), Akshabulak and Kumkol North fields progresses, PetroKazakhstan’s 2005 annual production target is 170,000 bopd. However, the company recognizes that this target can only be achieved with the timely receipt of various regulatory approvals and in the absence of unforeseen marketing constraints.

EXPLORATION AND APPRAISAL

During 2004, the Company’s successful exploration and appraisal program resulted in the addition of some 25 mmbbls in the proved and probable category. The extension of the Kyzylkiya field to the north and into the new Kolzhan license is now an integral part of the field development as new wells will be brought on to production quickly. Similarly, the drilling of wells to locations below the Aryskum gas cap, resulted in the discovery of new reservoirs in high quality channels sands. Production rates of up to 1,600 bopd confirm the similarity to sands in the Akshabulak field. This opens up a whole new concept for development of channel sands in this geological trend in our licenses, which will be pursued with further seismic and appraisal wells in 2005. As in previous years, the Akshabulak field yields further reserves additions as channel sands and extensions to the existing reservoirs are found from successful appraisal drilling.

In 2005, the Company will drill at least 17 E&A wells, acquire a minimum of 400 kilometres (“kms”) and 300 square kms of 2D and 3D seismic respectively.

The Company now has an exploration prospect inventory that includes 94 independent structures and over 1.1 billion barrels of unrisked reserves.

RESERVES

On February 23, 2005, PetroKazakhstan reported significant additions to its oil and gas reserves in 2004. As of January 1, 2005, Proved and Probable reserves totaled 549.8 million barrels oil equivalent (“mmboe”), compared to last year’s total of 495.4 mmboe. This year's total comprises 502.9 million barrels of oil (“mmbo”), 32.1 mmboe of Natural Gas Liquids (“NGLs”) and 88.4 billion cubic feet (“bcf”) of natural gas representing a replacement of production of 197%.

Of the 549.8 mmboe reported, 71% (or 392.0 mmboe) is proven and 29% (or 157.8 mmboe) is probable. The proven reserves are further broken down into 229.7 mmboe of proved producing and 162.3 mmboe of proved undeveloped.

Oil reserves have increased from 490.0 mmbo to 502.9 mmbo, replacing production by 123%. Similarly, total oil and NGLs reserves have increased from 490.0 mmboe to 535.0 mmboe, replacing production by 180%.

NGLs and gas reserves additions have been a result of PetroKazakhstan programs for the full utilization of its gas resources: extraction of Liquefied Petroleum Gas (“LPG”) at plants in the Akshabulak and KAM fields, efficient use of produced gas at the Kumkol Power Plant and conservation of dry gas by re-injection into reservoirs for future extraction and sale.

These reserve additions and the low associated capital cost translate into finding and development costs that are extremely low at $1.08/bbl and $1.53/bbl for the one and five year periods, respectively.

Finally, the independent reserves evaluator, McDaniels and Associates Consulting Ltd, has estimated that the Company’s proved, probable and possible reserves are in excess of 800 mmboe.

DOWNSTREAM MARKETING, TRANSPORTATION AND REFINING

CRUDE OIL PRICES AND TRADING

Throughout 2004 the international crude oil markets remained nervous about the lead up to the elections in Iraq, production interruptions, and the level of US inventories. At the same time strong demand from China and transportation capacity limits in Russia added further upward pressure to an already upward market. As a consequence of these issues, international crude oil prices remained at extremely high levels with an enormous level of volatility. The highest recorded daily mean for Brent dated in 2004 was $52.03/bbl with a low of $29.13/bbl producing a price spread over the year of $22.90/bbl.

In response to the supply concerns OPEC increased their output of heavier sour crudes. While this addressed the overall supply demand balance it caused a distortion of the heavy sour/light sweet differentials. Crude grades such as Urals saw their discount against Brent rise from around $1.60/bbl at the beginning of 2004 to a high of $7.50/bbl by October 2004. This generated a strong incentive for European refineries to buy the cheaper heavier grades and consequently the Mediterranean market became long on sweet crude and prices for sweet crudes began to slide against Brent in November 2004. Grades like CPC Blend and Siberian Light faired worst recording a discount to Brent of up to $4.50/bbl. While Kumkol performed better, the premium against Brent which typically was between $0.50 to $0.80/bbl slipped to a discount of between $0.10 and $2.00/bbl during the last 6 weeks of 2004. Kumkol closed the year at a discount to Brent of $0.12/bbl.

DIFFERENTIALS

Our export netback differential to Brent constitutes our largest single expenditure and the management of this cost is one of our primary objectives.

On a yearly basis, our average 2004 differential was $12.62/bbl, $1.49/bbl lower than the $14.11/bbl achieved in 2003. This was the result of the elimination of FCA contracts, the higher utilization of cheaper routes and our KAM pipeline and Dzhusaly terminal.

However, the fourth quarter of 2004 saw a deterioration of the differential (to $13.83) reflecting the changes in the crude oil markets above and the seasonal impact of night time shipping restrictions in the Bosphorous Straits, increased demurrage costs and shipping rates. This situation is expected to continue for the first quarter of 2005.

On a go forward basis, the Company anticipates the average differential to return to the $12.00/bbl range.

New pipeline infrastructure currently being built in or near Kazakhstan, namely the Baku-Tbilisi-Ceyhan (“BTC”) pipeline to the Mediterranean and the pipeline from Atasu to Western China expected to be operational by mid-2006 are anticipated to have a positive impact on differentials.

REFINING AND REFINED PRODUCT SALES

The ongoing continuous improvement program at our Shymkent refinery continues to yield significant value benefits. By measuring the change in product yield value on a fixed crude and product price basis (thus eliminating the variations of market prices) we obtain indications of a steady trend of improvements over the last two years which have generated efficiencies in excess of $2.00/bbl. This trend has shown an on going improvement as well as a significant reduction in volatility.

By the second quarter of 2004 the Vacuum Distillation Unit (“VDU”) was operating at maximum capacity and regular sales were being made through the Baltic port of Tallinn. During 2005 we expect to be able to increase the yield and to develop additional outlets for our Vacuum Gasoil (“VGO”).

Refinery unit costs showed an increase from $0.58/bbl in 2003 to $0.80/bbl which is line with the equivalent figures in 2002. The primary reasons for the increase was lower throughput reflecting partially the maintenance turnaround in 2004 and the additional operating costs associated with the start up of the VDU.

DIVIDEND POLICY

PetroKazakhstan introduced a regular quarterly dividend policy on March 4, 2004. The initial dividend was for C$0.15 per share per quarter. In the year 2004, a total amount of C$0.45 per share was paid.

On December 13, 2004, the Company’s Board of Directors approved an increase in its regular quarterly dividend for 2005. The first 2005 quarterly dividend was increased by 33% to C$0.20 per share per quarter and was paid on February 3, 2005.

The second 2005 regular quarterly dividend has been declared at C$0.20 per share to shareholders of record on April 15, 2005 and will be paid on May 2, 2005.

The Company anticipates that its regular quarterly dividend will continue to be reviewed quarterly.

ANNUAL GENERAL MEETING

PetroKazakhstan advises that the Annual General Meeting of Shareholders will be held at 11:00 am Eastern (9:00 am Mountain) on Tuesday, May 3, 2005 at the Albany Club of Toronto, 91 King Street East, Toronto, Ontario. Only shareholders of record on March 16, 2005 will be entitled to vote.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

A full MD&A of the Fourth Quarter of 2004 is available on the Company’s website and can also be obtained on application from the Company.

PetroKazakhstan is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. Its shares also trade in Kazakhstan on the Kazakhstan Stock Exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Clayton J. Clift Chief Financial Officer +7 (3272) 58-18-48	Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 40-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
UNAUDITED

	Three Months Ended		Years Ended
	December 31		December 31
	2004	2003	2004	2003
		(Restated -		(Restated -
		see Note 2)		see Note 2)
REVENUE
Crude oil	257,640	180,754	992,880	621,126
Refined products	143,931	121,557	639,405	481,326
Service fees	2,318	7,341	6,484	11,532
Interest income	1,242	996	3,658	3,340
	405,131	310,648	1,642,427	1,117,324
EXPENSES
Production	18,831	15,555	89,339	65,516
Royalties and taxes	29,231	28,146	126,444	82,295
Transportation	83,938	53,396	271,809	224,987
Refining	6,429	4,862	21,646	17,760
Crude oil and refined product purchases	18,892	14,066	111,339	56,460
Selling	9,866	8,196	37,934	28,529
General and administrative	16,422	17,085	60,915	54,279
Interest and financing costs	4,566	6,818	24,330	35,579
Depletion, depreciation and accretion	25,456	23,165	105,520	82,352
Foreign exchange gain	(3,558)	(1,757)	(9,919)	(5,333)
	210,073	169,532	839,357	642,424
INCOME BEFORE INCOME TAXES	195,058	141,116	803,070	474,900
INCOME TAXES (Note 12)
Current provision	101,846	56,236	356,249	165,379
Future income tax recovery	(21,793)	(4,444)	(55,166)	(9,757)
	80,053	51,792	301,083	155,622
NET INCOME BEFORE NON-CONTROLLING INTEREST	115,005	89,324	501,987	319,278
NON-CONTROLLING INTEREST	68	516	1,319	2,338
NET INCOME	114,937	88,808	500,668	316,940
RETAINED EARNINGS, BEGINNING OF PERIOD	591,286	290,019	378,819	73,143
Substantial issuer bid (Note 11)	-	-	(111,335)	-
Normal course issuer bid (Note 11)	-	-	(35,528)	(11,232)
Common share dividends	(12,878)	-	(39,253)	-
Preferred share dividends	(9)	(8)	(35)	(32)
RETAINED EARNINGS, END OF PERIOD	693,336	378,819	693,336	378,819
BASIC NET INCOME PER SHARE (Note 13)	1.51	1.14	6.40	4.06
DILUTED NET INCOME PER SHARE (Note 13)	1.49	1.09	6.28	3.90

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	As at	As at
	December 31,	December 31,
	2004	2003
		(Restated -
		see Note 2)
ASSETS
CURRENT
Cash	199,105	184,660
ccounts receivable (Note 6)	198,504	150,293
Inventory (Note 7)	61,242	36,920
Prepaid expenses (Note 8)	62,179	44,901
Current portion of future income tax asset (Note 12)	65,431	14,697
	586,461	431,471
Deferred charges	4,662	6,729
Restricted cash (Note 5)	47,741	35,468
Future income tax asset (Note 12)	28,470	25,466
Property, plant and equipment	601,747	542,317
TOTAL ASSETS	1,269,081	1,041,451
LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 9)	161,759	88,422
Short-term debt (Note 10)	15,541	73,225
Prepayments for crude oil and refined products	9,916	6,652
	187,216	168,299
Long-term debt (Note 10)	134,862	246,655
Asset retirement obligations (Note 2)	32,499	28,625
Future income tax liability (Note 12)	9,936	13,012
	364,513	456,591
Non-controlling interest	14,411	13,091
Preferred shares of subsidiary	80	80
COMMITMENTS AND CONTINGENCIES (Note 16)
SHAREHOLDERS’ EQUITY
Share capital (Note 11)	191,529	191,695
Contributed surplus	5,212	1,175
Retained earnings	693,336	378,819
	890,077	571,689
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,269,081	1,041,451

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	Three Months Ended		Years Ended
	December 31		December 31
	2004	2003	2004	2003
		(Restated -		(Restated -
		see Note 2)		see Note 2)
OPERATING ACTIVITIES
Net income	114,937	88,808	500,668	316,940
Items not affecting cash:
Depletion, depreciation and accretion	25,456	23,165	105,520	82,352
Future income tax recovery	(21,793)	(4,444)	(55,166)	(9,757)
Non-controlling interest	68	516	1,319	2,338
Compensation cost	1,236	1,175	4,037	1,175
Amortization of deferred charges	262	374	3,572	3,936
Other non-cash items	(1,316)	745	541	2,991
Cash flow	118,850	110,339	560,491	399,975
Changes in non-cash operating working capital items	(76,128)	(13,918)	(24,899)	(60,625)
Cash flow from operating activities	42,722	96,421	535,592	339,350
FINANCING ACTIVITIES
Short-term debt proceeds	-	-	98,006	77,411
Short-term debt repayment	(14,802)	(69,278)	(171,231)	(154,528)
Long-term debt proceeds	-	-	-	312,986
Long-term debt repayment	(1,366)	(3,473)	(97,016)	(217,699)
Deferred charges paid	(974)	(42)	(1,674)	(3,642)
Common share dividends	(9,093)	-	(26,665)	-
Preferred share dividends	(9)	(8)	(35)	(32)
Purchase of common shares under a normal course issuer bid (Note 11)	-	-	(38,648)	(14,848)
Purchase of common shares under a substantial issuer bid (Note 11)	-	-	(121,117)	-
Proceeds from issue of share capital, net of share issuance costs	2,503	796	12,736	1,588
Cash flow (used in) from financing activities	(23,741)	(72,005)	(345,644)	1,236
INVESTING ACTIVITIES
Restricted cash	2,950	-	(12,273)	(35,468)
Capital expenditures	(68,801)	(74,990)	(163,230)	(196,470)
Proceeds from sale of fixed assets	-	-	-	1,258
Acquisition of PKOP, net of cash acquired	-	(38)	-	(38)
Purchase of preferred shares of subsidiary	-	-	-	(4)
Cash flow used in investing activities	(65,851)	(75,028)	(175,503)	(230,722)
(DECREASE) / INCREASE IN CASH	(46,870)	(50,612)	14,445	109,864
CASH, BEGINNING OF PERIOD	245,975	235,272	184,660	74,796

CASH, END OF PERIOD	199,105	184,660	199,105	184,660

See accompanying notes to the interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF DOLLARS, UNLESS OTHERWISE INDICATED)
UNAUDITED

1	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of PetroKazakhstan Inc. (“PetroKazakhstan” or the “Corporation”) have been prepared by management in accordance with generally accepted accounting principles in Canada. Its main operating subsidiaries are PetroKazakhstan Kumkol Resources ("PKKR") and PetroKazakhstan Oil Products ("PKOP"). Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in PetroKazakhstan’s Annual Report for the year ended December 31, 2003. The accounting principles applied are consistent with those as set out in the Corporation’s annual financial statements for the year ended December 31, 2003, except for the changes in accounting standards as described in Note 2.

The presentation of certain amounts for previous periods has been changed to conform with the presentation adopted for the current period.

2	CHANGES IN ACCOUNTING STANDARDS

Asset Retirement Obligations

Effective January 1, 2004, the Corporation adopted the new recommendation of the Canadian Institute of Chartered Accountants (“CICA”) regarding asset retirement obligations. This new standard changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and depleted using the unit-of-production method based upon estimated proved reserves before royalties. Accretion expense, resulting from increase in the present value of the liability due to the passage of time is recorded as part of depletion, depreciation and accretion expense.

Estimated cash flows are discounted at 8.5%. The total undiscounted estimated cash flows required to settle the obligations are $77.4 million with the expenditures being incurred over ten years commencing in 2014.

The new standard has been applied retroactively, and the financial statements of prior periods have been restated.

Adoption of the new standard of accounting for asset retirement obligations resulted in the following changes in the consolidated balance sheet and statement of income and retained earnings.

Changes in consolidated balance sheets:

	As at	As at
	December 31,	December 31,
Increase / (decrease)	2004	2003
Future income tax asset	377	651
Property, plant and equipment	14,457	15,181
Total assets	14,834	15,832
Asset retirement obligations	21,527	22,058
Retained earnings	(6,693)	(6,226)
Total liabilities and shareholders' equity	14,834	15,832

  Changes in consolidated statements of income and retained earnings for the three months and years ended December 31, 2004 and 2003:

	Three months ended December 31		Years ended December 31
Increase / (decrease)	2004	2003	2004	2003
Accretion expense	608	585	2,433	2,124
Depletion and depreciation	(529)	1,473	(2,240)	(1,757)
Income before income taxes	(79)	(2,058)	(193)	(367)
Income taxes	59	(546)	274	181
Net income	(138)	(1,512)	(467)	(548)
Basic net income per share	-	(0.02)	-	(0.01)
Diluted net income per share	-	(0.02)	-	(0.01)

  The change in asset retirement obligations is as follows:

Asset retirement obligations liability as at January 1, 2004	28,625
Revisions	1,578
Accretion expense	2,433
Settlements	(137)
Asset retirement obligations liability as at December 31, 2004	32,499

Full Cost Accounting

In September 2003 the CICA issued Accounting Guideline 16 "Oil and Gas Accounting - Full Cost" ("AcG 16"), which replaced Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry" ("AcG 5"). The most significant change between AcG 16 and AcG 5 is that under AcG 16 the carrying value of oil and gas properties should not exceed their fair value. The fair value is equal to estimated future cash flows from proved reserves, unproved properties and major development projects using future price forecasts and costs discounted at a risk-free rate. This differs from the cost recovery ceiling test under AcG 5 that used undiscounted cash flows, and constant prices, less general and administrative, financing costs and taxes. The Corporation adopted AcG 16 effective January 1, 2004 and as at December 31, 2004 there were no indications of impairment.

Impairment of Long-Lived Assets

Effective January 1, 2004, the Corporation adopted the new recommendation of the CICA issued in December 2002 on impairment of long-lived assets. This recommendation provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which carrying amount of the asset exceeds its fair value. As at December 31, 2004 there were no indications of impairment of long-lived assets.

Hedge Accounting

Effective January 1, 2004, the Corporation adopted Accounting Guideline 13 "Hedging Relationships" (AcG 13"). AcG 13 provides guidance regarding the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. This guideline establishes certain conditions for when hedge accounting may be applied. The Corporation has applied hedge accounting for the financial instruments disclosed in Note 14.

3	SEGMENTED INFORMATION

On a primary basis the business segments are:
• Upstream comprising the exploration, development and production of crude oil and natural gas.
• Downstream comprising refining and the marketing and transportation of refined products and the management of the marketing and transportation of crude oil.

Upstream results include revenue from crude oil sales to Downstream, reflected as crude oil purchases in Downstream, as this presentation properly reflects segment results. This revenue is eliminated on consolidation.

Corporate income tax for the three months and the year ended December 31, 2004 includes withholding tax on dividends paid to Canada.

The Corporation does not disclose export revenue attributable to individual countries as it is impractical to obtain the information.

Three months ended December 31, 2004

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	278,054	-	-	(20,414)	257,640
Refined products	62,982	89,930	-	(8,981)	143,931
Service fees	1,047	1,074	197	-	2,318
Interest income	968	116	158	-	1,242
	343,051	91,120	355	(29,395)	405,131
EXPENSES
Production	18,831	-	-	-	18,831
Royalties and taxes	27,293	1,938	-	-	29,231
Transportation	83,938	-	-	-	83,938
Refining	-	6,429	-	-	6,429
Crude oil and refined product purchases	14,294	33,993	-	(29,395)	18,892
Selling	4,698	5,168	-	-	9,866
General and administrative	10,277	3,624	2,521	-	16,422
Interest and financing costs	4,558	4	4	-	4,566
Depletion, depreciation and accretion	19,892	5,253	311	-	25,456
Foreign exchange loss (gain)	3,663	(5,733)	(1,488)	-	(3,558)
	187,444	50,676	1,348	(29,395)	210,073
INCOME (LOSS) BEFORE INCOME TAXES	155,607	40,444	(993)	-	195,058
INCOME TAXES
Current provision	84,660	12,168	5,018	-	101,846
Future income tax recovery	(21,466)	(327)	-	-	(21,793)
	63,194	11,841	5,018	-	80,053
NON-CONTROLLING INTEREST	-	68	-	-	68
NET INCOME (LOSS)	92,413	28,535	(6,011)	-	114,037

  Eliminations are intersegment revenue.

  Included in Upstream crude revenue are sales to one customer in the amount of $46.9 million.

As at December 31, 2004	Upstream	Downstream	Corporate	Consolidated
Total assets	1,038,727	180,081	50,273	1,269,081
Total liabilities	333,591	29,431	15,982	379,004
Capital expenditures in the quarter	59,186	7,855	211	67,252

Three months ended December 31, 2004	Export	Domestic	Consolidated
Crude oil	226,045	31,595	257,640
Refined products	60,628	83,303	143,931

Three months ended December 31, 2003

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	192,072	-	-	(11,318)	180,754
Refined products	33,943	101,934	-	(14,320)	121,557
Service fees	5,868	1,256	217	-	7,341
Interest income	217	112	667	-	996
	232,100	103,302	884	(25,638)	310,648
EXPENSES
Production	15,555	-	-	-	15,555
Royalties and taxes	29,160	(1,014)	-	-	28,146
Transportation	53,421	(25)	-	-	53,396
Refining	-	4,862	-	-	4,862
Crude oil and refined product purchases	22,826	16,878	-	(25,638)	14,066
Selling	2,630	5,566	-	-	8,196
General and administrative	9,185	5,325	2,575	-	17,085
Interest and financing costs	6,109	695	14	-	6,818
Depletion, depreciation and accretion	18,321	4,744	100	-	23,165
Foreign exchange loss (gain)	4,910	(7,840)	1,173	-	(1,757)
	162,117	29,191	3,862	(25,638)	169,532
INCOME (LOSS) BEFORE INCOME TAXES	69,983		(2,978)	-	141,116
INCOME TAXES
Current provision	28,727	24,944	2,565	-	56,236
Future income tax	(5,454)	1,010	-	-	(4,444)
	23,273	25,954	2,565	-	51,792
NON-CONTROLLING INTEREST	-	516	-	-	516
NET INCOME (LOSS)	46,710	47,641	(5,543)	-	88,808

Eliminations are intersegment revenue.

There were no sales to an individual customer in excess of 10% of consolidated revenue.

As at December 31, 2003	Upstream	Downstream	Corporate	Consolidated
Total assets	737,691	157,474	146,286	1,041,451
Total liabilities	409,145	58,554	2,063	469,762
Capital expenditures in the quarter	71,362	7,509	248	79,119

Three months ended December 31, 2004	Export	Domestic	Consolidated
Crude oil	164,544	16,210	180,754
Refined products	35,286	86,271	121,557

Year ended December 31, 2004

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	1,090,815	-	-	(97,935)	992,880
Refined products	219,348	480,318	-	(60,261)	639,405
Service fees	3,018	3,040	426	-	6,484
Interest income	1,765	638	1,255	-	3,658
	1,314,946	483,996	1,681	(158,196)	1,642,427
EXPENSES
Production	89,339	-	-	-	89,339
Royalties and taxes	120,042	6,402	-	-	126,444
Transportation	271,809	-	-	-	271,809
Refining	-	21,646	-	-	21,646
Crude oil and refined product purchases	86,943	182,592	-	(158,196)	111,339
Selling	18,083	19,851	-	-	37,934
General and administrative	34,955	14,493	11,467	-	60,915
Interest and financing costs	23,848	473	9	-	24,330
Depletion, depreciation and accretion	83,927	20,338	1,255	-	105,520
Foreign exchange loss (gain)	3,963	(13,767)	(115)	-	(9,919)
	732,909	252,028	12,616	(158,196)	839,357
INCOME (LOSS) BEFORE INCOME TAXES	582,037	231,968	(10,935)	-	803,070
INCOME TAXES
Current provision	272,863	75,770	7,616	-	356,249
Future income tax recovery	(54,649)	(517)	-	-	(55,166)
	218,214	75,253	7,616	-	301,083
NON-CONTROLLING INTEREST	-	1,319	-	-	1,319
NET INCOME (LOSS)	363,823	155,396	(18,551)	-	500,668

Eliminations are intersegment revenue.

Included in Upstream crude revenue are sales to one customer in the amount of $167.4 million.

As at December 31, 2004	Upstream	Downstream	Corporate	Consolidated
Total assets	1,038,727	180,081	50,273	1,269,081
Total liabilities	333,591	29,431	15,982	379,004
Capital expenditures for the year	148,993	15,687	1,272	165,952

Year ended December 31, 2004	Export	Domestic	Consolidated
Crude oil	912,854	80,026	992,880
Refined products	219,508	419,897	639,405

Year ended December 31, 2003

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	719,009	-	-	(97,883)	621,126
Refined products	76,885	441,200	-	(36,759)	481,326
Services fees	9,086	2,191	255	-	11,532
Interest income	936	416	1,988	-	3,340
	805,916	443,807	2,243	(134,642)	1,117,324
EXPENSES
Production	65,516	-	-	-	65,516
Royalties and taxes	80,046	2,249	-	-	82,295
Transportation	223,000	1,987	-	-	224,987
Refining	-	17,760	-	-	17,760
Crude oil and refined product purchases	55,161	135,941	-	(134,642)	56,460
Selling	10,508	18,021	-	-	28,529
General and administrative	32,721	16,075	5,483	-	54,279
Interest and financing costs	24,226	2,576	8,777	-	35,579
Depletion, depreciation and accretion	63,321	18,849	182	-	82,352
Foreign exchange loss (gain)	2,632	(9,863)	1,898	-	(5,333)
	557,131	203,595	16,340	(134,642)	642,424
INCOME (LOSS) BEFORE INCOME TAXES	248,785	240,212	(14,097)	-	474,900
INCOME TAXES
Current provision	86,803	74,217	4,359	-	165,379
Future income tax recovery	(7,910)	(1,847)	-	-	(9,757)
	78,893	72,370	4,359	-	155,622
NON-CONTROLLING INTEREST	-	2,338	-	-	2,338

NET INCOME (LOSS)	169,892	165,504	(18,456)	-	316,940

Eliminations are intersegment revenue.

There were no sales to an individual customer in excess of 10% of consolidated revenue.

As at December 31, 2003	Upstream	Downstream	Corporate	Consolidated
Total assets	737,691	157,474	146,286	1,041,451
Total liabilities	409,145	58,554	2,063	469,762
Capital expenditures for the year	183,134	19,070	1,009	203,213

Year ended December 31, 2003	Export	Domestic	Consolidated
Crude oil	596,673	24,453	621,126
Refined products	112,316	369,010	481,326

4	JOINT VENTURES

The Corporation has the following interests in two joint ventures:

a) a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (“Turgai”), which operates the northern part of the Kumkol field in Kazakhstan.
b) a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (“Kazgermunai”), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai.

The following amounts are included in the Corporation’s consolidated financial statements as a result of the proportionate consolidation of its joint ventures before consolidation eliminations:

Three months ended
December 31, 2004	Turgai	Kazgermunai	Total

Cash	34,678	50,800	85,478
Current assets, excluding cash	103,183	57,495	160,678
Property, plant and equipment	86,791	62,555	149,346
Current liabilities	77,849	24,343	102,192
Long-term debt	-	-	-
Revenue	81,353	71,859	153,212
Expenses	53,174	46,310	99,484
Net income	28,179	25,549	53,728
Cash flow from operating activities	(6,345)	12,216	5,871
Cash flow used in financing activities	(46,204)	(1,366)	(47,570)
Cash flow used in investing activities	(11,523)	(3,731)	(15,254)

Revenue for the three months ended December 31, 2004 for Turgai includes $18.4 million of crude oil sales made to Downstream and $12.3 million of crude oil sales made by Turgai to Upstream. These amounts were eliminated on consolidation.

Revenue for the three months ended December 31, 2004 for Kazgermunai includes $0.1 million crude oil sales to Downstream. This amount was eliminated on consolidation.

Three months ended
December 31, 2003	Turgai	Kazgermunai	Total

Cash	8,370	10,432	18,802
Current assets, excluding cash	26,890	32,875	59,765
Property, plant and equipment	82,682	66,397	149,079
Current liabilities	76,533	11,260	87,793
Long-term debt	-	37,743	37,743
Revenue	28,325	36,400	64,725
Expenses	22,721	27,339	50,060
Net income	5,604	9,061	14,665
Cash flow from operating activities	10,701	13,419	24,120
Cash flow used in financing activities	-	(3,301)	(3,301)
Cash flow used in investing activities	(20,436)	(10,789)	(31,225)

Revenue for the three months ended December 31, 2003 includes $5.4 million of crude oil sales made by Turgai to Downstream. This amount was eliminated on consolidation.

Year ended
December 31, 2004	Turgai	Kazgermunai	Total

Revenue	310,221	225,882	536,103
Expenses	206,869	140,312	347,181
Net income	103,352	85,570	188,922
Cash flow from operating activities	66,634	77,968	144,602
Cash flow used in financing activities	(46,204)	(25,632)	(71,836)
Cash flow used in investing activities	(18,328)	(11,967)	(30,295)

Revenue for the year ended December 31, 2004 for Turgai includes $72.9 million of crude oil sales made to Downstream and $29.9 million of crude oil sales made by Turgai to Upstream. These amounts were eliminated on consolidation.

Revenue for the year ended December 31, 2004 for Kazgermunai includes $8.1 million of crude oil sales made to Upstream and $4.6 million crude oil sales to Downstream. These amounts were eliminated on consolidation.

Year ended
December 31, 2003	Turgai	Kazgermunai	Total

Revenue	118,167	111,860	230,027
Expenses	81,623	76,675	158,298
Net income	36,544	35,185	71,729
Cash flow from operating activities	58,566	39,089	97,655
Cash flow used in financing activities	-	(9,317)	(9,317)
Cash flow used in investing activities	(50,503)	(22,193)	(72,696)

Revenue for the year ended December 31, 2003 for Turgai includes $35.9 million of crude oil sales made to Downstream and $2.5 million of crude oil sales made to Upstream. These amounts were eliminated on consolidation.

Revenue for the year ended December 31, 2003 for Kazgermunai includes $0.5 million of crude oil sales made to Upstream and no crude oil sales to Downstream. This amount was eliminated on consolidation.

5	RESTRICTED CASH

Restricted cash comprises:

a) Cash dedicated to a debt service reserve account for the Corporation’s term facility of $8.7 million at December 31, 2004 ($10.5 million as at December 31, 2003). On September 30, 2004 the term facility was repaid in full. The Corporation discharged all hedging liabilities related to this facility as at December 31, 2004. The debt service reserve account was repaid in January 2005.

b) Cash dedicated to a margin account for the Corporation’s hedging program being $39.0 million at December 31, 2004 ($25.0 million as at December 31, 2003).

Restricted cash is not available for current purposes.

6	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2004	2003
Trade	150,462	70,282
Value added tax recoverable	29,316	22,864
Due from Turgai	6,942	37,231
Other	11,784	19,916
	198,504	150,293

7	INVENTORY

Inventory consists of the following:

	2004	2003
Refined products	16,682	6,626
Crude oil produced	25,275	12,502
Materials and supplies	19,285	17,792
	61,242	36,920

8	PREPAID EXPENSES

Prepaid expenses consist of the following:

	2004	2003
Advances for services and equipment	16,825	10,930
Prepayment of transportation for crude oil sales	40,911	30,422
Prepayment for pipeline tariff	4,443	3,549
	62,179	44,901

9	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	2004	2003
Trade	70,160	66,115
Due to Turgai	19,668	-
Royalties	18,259	16,133
Income taxes	30,175	-
Common share dividends	12,588	-
Other	10,909	6,174
	161,759	88,422

10	INDEBTEDNESS

SHORT-TERM DEBT	2004	2003

Current portion of term facility	-	35,692
Current portion of term loans	2,039	2,039
Joint venture loan payable	-	11,000
PKOP bonds	-	24,494
Kazgermunai debt	13,502	-
	15,541	73,225

LONG-TERM DEBT	2004	2003

Long-term portion of term facility	-	71,384
Long-term portion of term loans	9,862	12,528
9.625% bonds	125,000	125,000
Kazgermunai debt	-	37,743
	134,862	246,655

Committed credit facility

On May 25, 2004 the Corporation entered into a five and one half year $100.0 million committed credit facility. This facility is unsecured, bears interest at LIBOR plus 2.65% and is subject to annual review. $30.0 million of this facility has been dedicated to cover margin calls under the Corporation’s hedging program. This amount is not available for general corporate purposes. Costs related to this facility amounting to $1.5 million are recorded as deferred charges and amortized over the life of the facility.

Term facility

On January 2, 2003, PetroKazakhstan Kumkol Resources (“PKKR”) entered into a $225.0 million term facility secured by crude oil export contracts. This facility was repayable in 42 equal monthly installments commencing July 2003. The facility bore interest at a rate of LIBOR plus 3.25% per annum. PKKR drew $190.0 million under this facility and chose not to utilize the remainder. On September 30, 2004 the Corporation had fully repaid the term facility. Unamortized issue costs of $2.1 million related to the term facility have been expensed.

Joint venture loan

The joint venture loan was fully repaid on October 7, 2004.

PKOP bonds

On February 16, 2001 PetroKazakhstan Oil Products (“PKOP”) registered 250,000 unsecured bonds (par value $100) in the amount of $25.0 million with the National Securities Commission of the Republic of Kazakhstan (the “PKOP bonds”). The PKOP bonds had a three-year maturity and bore a coupon rate of 10% per annum. The PKOP bonds were listed on the Kazakh Stock Exchange.

The PKOP bonds were fully redeemed on February 26, 2004.

Term loans

PKKR has obtained secured term loans guaranteed by Export Credit Agencies for certain equipment related to the KAM pipeline and Gas Utilization Facility. The loans are secured by the equipment purchased, bear interest at LIBOR plus 4% per annum, are repayable in equal semi-annual installments and have final maturity dates ranging from five to seven years.

9.625% Notes

On February 12, 2003, PetroKazakhstan Finance B.V., a wholly owned subsidiary of PKKR issued U.S. $125.0 million 9.625% Notes due February 12, 2010. The Notes are unsecured, unconditionally guaranteed by the Corporation, PKKR and PKOP, and were issued at a price of 98.389% of par value. Each of the guarantors has agreed to certain covenants, including limitations on indebtedness, restrictions on payments of dividends, repurchase all or any part of the notes at the holders’ discretion in the case of a change of control. On March 15, 2004 the Corporation’s Notes were approved for listing on the Kazakhstan Stock Exchange.

As at December 31, 2004 issue costs and the discount on the sale of the Notes of $3.2 million are recorded as deferred charges and are amortized over the term of the Notes.

Kazgermunai debt

The Kazgermunai debt is non-recourse to the Corporation. On June 24, Kazgermunai repaid $24.3 million of its outstanding subordinated debt and as at December 31, 2004 the subordinated debt was repaid in full. Kazgermunai expects to repay the government loan in 2005.

11	SHARE CAPITAL

The Corporation’s common shares are listed on the New York, Toronto, London and Frankfurt Stock Exchanges. On October 21, 2004 PetroKazakhstan shares were listed on the Kazakhstan Stock Exchange.

Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class Â redeemable preferred shares, issuable in series.

Issued Class A common shares:

	Three Months Ended		Three Months Ended
	December 31, 2004		December 31, 2003
	Number	Amount	Number	Amount
Balance, beginning of period	76,023,141	189,026	77,771,788	190,899
Stock options exercised for cash	199,989	2,503	137,525	816
Corresponding convertible securities, converted	-	-	10,913	(20)
Balance, end of period	76,223,130	191,529	77,920,226	191,695

	Year Ended		Year Ended
	December 31, 2004		December 31, 2003
	Number	Amount	Number	Amount
Balance, beginning of period	77,920,226	191,695	78,956,875	193,723
Shares repurchased and cancelled pursuant to Normal Course Issuer Bid (a)	(1,257,500)	(3,120)	(1,477,400)	(3,616)
Shares repurchased and cancelled pursuant to Substantial Issuer Bid (b)	(3,999,975)	(9,782)	-	-
Stock options exercised for cash	3,531,821	12,726	411,275	1,608
Corresponding convertible securities, converted	28,558	10	29,476	(20)
Balance, end of period	76,223,130	191,529	77,920,226	191,695

(a)
The Corporation’s Normal Course Issuer Bid program was renewed on August 5, 2003. Under the program up to 5,775,028 common shares may be repurchased for cancellation, during the period from August 7, 2003 to August 6, 2004. In August 2004 the Corporation again renewed this program which enabled the Corporation to repurchase 7,091,429 Class A common shares during the period from August 13, 2004 to August 12, 2005. The Corporation purchased and cancelled 1,477,400 shares at an average price of C$14.69 per share during the year ended December 31, 2003 and 1,257,500 shares at an average price of C$40.0 per share during the year ended December 31, 2004. The excess of cost over the book value for the shares purchased was applied to retained earnings.

(b)
In June 2004 the Corporation commenced a Substantial Issuer Bid to repurchase, for cancellation, up to C$160 million of its Class A common shares. As at December 31, 2004, the Corporation had purchased and cancelled 3,999,975 shares at an average price of C$40.0 per share. The excess of cost over the book value for the shares purchased was applied to retained earnings.

A summary of the status of the Corporation's stock option plan as of December 31, 2004 and the changes during the years ended December 31, 2004 and 2003 are presented below (weighted average exercise price expressed in Canadian dollars):

		Weighted
		Average Exercise
	Options	Price
Outstanding at December 31, 2003	5,115,460	8.17
Granted	724,100	42.50
Exercised	(3,560,379)	4.77
Forfeited	(192,525)	15.94
Outstanding at December 31, 2004	2,086,656	25.17
Options exercisable as at:
December 31, 2003	2,816,683	5.14
December 31, 2004	866,903	16.29

The pro forma net income per share for the three months and the years ended December 31, 2003 and 2004, had the Corporation recognized compensation expense using the fair value of common stock options granted for all stock options outstanding prior to January 1, 2003 follows:

	Three Months Ended		Years Ended
	December 31		December 31
	2004	2003	2004	2003
Net income
As reported	114,937	88,808	500,668	316,940
Pro forma	113,944	86,905	499,532	314,752
Basic net income per share
As reported	1.51	1.14	6.40	4.06
Pro forma	1.50	1.12	6.38	4.03
Diluted net income per share
As reported	1.49	1.09	6.28	3.90
Pro forma	1.48	1.07	6.27	3.87

12	INCOME TAXES

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to the Corporation's income before income taxes. This difference results from the following items:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2004	2003	2004	2003

Income before income taxes	195,058	141,116	803,070	474,900
Statutory Kazakhstan income tax rate	30%	30%	30%	30%
Expected tax expense	58,517	42,335	240,921	142,470
Higher tax rate in Kazgermunai	4,676	3,334	12,165	2,444
Excess profit tax provision	9,943	-	35,000	-
Withholding tax on dividends	4,850	-	6,849	1,384
Non-deductible amounts, net	2,067	6,123	6,148	9,324
Income tax expense	80,053	51,792	301,083	155,622

The following are the major future income tax assets and liabilities arising from temporary differences between the carrying values and tax basis of the following assets and liabilities:

	2004	2003
Future income tax assets:
Fixed assets	34,487	23,126
Excess profit tax	36,647	-
Provision for inter-company profit eliminations	15,516	9,087
Provision for royalties	5,448	4,831
Provision for obsolete inventories	1,310	1,180
Provision for doubtful debts	6	1,515
Other	487	424
Total future income tax assets	93,901	40,163
Less: current portion of future income tax assets	(65,431)	(14,697)
Long-term future income tax assets	28,470	25,466
Future income tax liabilities:
Fixed assets	9,936	13,012

Excess profit tax is in addition to statutory income taxes, which are at a rate of 30%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20% for the specific field. The excess profit tax ranges from 0% to 30% of taxable income for the year for PKKR and from 0% to 50% for Turgai.

A provision has been made for expected excess profit tax for the 2004 tax year for Turgai. Excess profit tax paid in one year is deductible in the calculation of the excess profit tax liability in the following year.

13	NET INCOME PER SHARE

The net income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	Three Months Ended		Years Ended
	December 31		December 31
	2004	2003	2004	2003

Weighted average number of common shares outstanding	76,089,557	77,827,328	78,285,025	78,149,904
Dilution from exercisable options (including convertible securities)	832,452	3,283,376	1,423,880	3,142,302
Diluted number of shares outstanding	76,922,009	81,110,704	79,708,905	81,292,206

No options were excluded from the calculation of diluted number of shares outstanding for the three months ended December 31, 2004 as the market price was in excess of the exercise price. 649,100 options were excluded from the calculation of diluted number of shares outstanding for the year ended December 31, 2004 as the exercise price was in excess of the average market price for the year. 100,000 options were excluded from the calculation of diluted number of shares outstanding for the three months ended December 31, 2003 and 774,000 options for the year ended December 31, 2003.

14	FINANCIAL INSTRUMENTS

The nature of the Corporation’s operations and issuance of long-term debt exposes the Corporation to fluctuations in commodity prices, foreign currency exchange rates, interest rates and credit risk. The Corporation recognizes these risks and manages operations in a manner such that exposure to these risks is minimized to the extent practical.

The Corporation’s financial instruments include cash, accounts receivable, all current liabilities and long-term debt. The fair value of cash, accounts receivable and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments. The fair value of Kazgermunai debt and the term loans approximates their carrying value as they bear interest at market rates. The fair value of the 9.625% Notes is $139.5 million versus the carrying value of $125.0 million as at December 31, 2004 as determined through reference to the market price.

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with major financial institutions.

Contract	Contract Period	Contract	Price	Price
Amount		Type	Ceiling or	Floor
(bbls per			Contracted
month)			Price
362,000	January 2004 to March 2004	Dated Brent	29.80-29.82	-
75,000	January 2004 to December 2004	Zero cost collar	28.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.25	17.00
37,500	January 2004 to December 2004	Zero cost collar	29.60	17.00
110,000	January 2004 to December 2004	Zero cost collar	30.20	18.00
120,000	January 2005 to March 2005	IPE Future	26.30-26.52	-
40,000	April 2005 to June 2005	IPE Future	25.92	-
458,333	January 2005 to December 2005	IPE Future	25.65-25.90	-

During the three months ended December 31, 2004, the Corporation has foregone revenue of $16.6 million through these contracts ($42.1 million during the year ended December 31, 2004).

The unrealized loss under these hedges as at December 31, 2004 is $60.9 million. This amount is deferred and recognized in the consolidated statement of income when the related contract is settled. The fair value of these hedges was determined based on forward prices as at December 31, 2004.

15	CASH FLOW INFORMATION

Interest and income taxes paid:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2004	2003	2004	2003

Interest paid	4,310	3,005	22,111	33,988
Income taxes paid	146,382	68,621	322,907	173,275

16	COMMITMENTS AND CONTINGENCIES

Agency for Regulation of Natural Monopolies and Protection of Competition (“ARNM”)

PKOP

The ARNM alleged that PKOP charged prices for refined oil products that in total were $6.3 million in excess of ARNM authorized maximum prices. PKOP initiated legal proceedings to annul the ARNM claim and the court of first instance reduced the ARNM claim to approximately $1.1 million. PKOP and the ARNM appealed this decision to the Supreme Court. The Supreme Court recognized approximately $3.6 million of the ARNM’s original assessment. This amount has been paid and recorded in the financial statements. The Corporation has no plans to appeal.

PKOP received an additional assessment from ARNM in the amount of $8.8 million for allegedly charging prices for refined products in excess of ARNM authorized maximum prices. PKOP appealed this assessment. The ARNM revoked approximately $5.2 million of the assessment and the court of the first instance recognized approximately $1.4 million of the remaining $3.6 million. PKOP appealed this decision and was unsuccessful. $1.4 million has been recorded in the financial statements as a final settlement.

PKOP’s position remains that the ARNM does not have the right to establish prices for the refinery, and the Corporation, as the party in interest under the Privatization Agreement for the Shymkent Refinery, has notified the Government of Kazakhstan that it is in breach of provisions of the Privatization Agreement. The Corporation has the right to proceed to international arbitration under the terms of the Privatization Agreement.

Group companies

The ARNM claimed $34.1 million ($31.0 million at December 31, 2003) from a group company for allegedly violating Kazakhstan’s competition law. The group company initiated legal proceedings and the court of first instance dismissed the ARNM claim. The ARNM appealed this decision; the appellate court upheld the decision of the lower court. The ARNM has filed a motion to re-open the court case on the basis of new information.

The ARNM claimed approximately $96.4 million ($91.4 million at December 31, 2003) from group companies for allegedly violating Kazakhstan’s competition law. The group companies initiated legal action, and at the Astana City Court were unsuccessful in their challenge of allegations by the ARNM that these companies had violated Kazakhstan competition laws. The initial trial court judgment upheld the ARNM determination that these group companies had received unjustified revenues totaling approximately $96.4 million.

The group companies appealed this judgment to the Supreme Court. The initial Supreme Court hearing on the matter was held in the second quarter of 2004 and the Court suspended the case and instructed the parties to seek an agreed settlement. During the period from April to May 13, 2004 the parties did engage in discussions aimed at a settlement, but were unable to resolve the matter through negotiations.

On May 13, 2004, after a hearing on the merits, the Supreme Court overturned the lower court decision which was in favour of the ARNM and sent the case back to the Astana City Court for a new trial. During the third quarter of 2004, the General Prosecutor’s office filed a protest regarding the May 13 decision of the Supreme Court with the Supreme Court Supervisory Panel. On August 25, 2004, the Supervisory Panel issued an opinion upholding the May 13, 2004 decision and returned the case to the Astana City Court. In September 2004, the Astana City Court issued a ruling suspending further consideration of the merits of the case pending the completion of parallel investigations being conducted by the “Agency of the Republic of Kazakhstan for Fight Against Economic and Corruption Criminality”. This suspension was removed in late 2004 and the case is currently being reviewed by economic and financial experts under order of the Court.

It is currently expected that the economic and financial expertise will be concluded during the spring of 2005 and that the case will, at that point, be subject to further review and decision by the Astana City Court. No provision has been made in the consolidated financial statements for these assessments.

It remains the Corporation's view that the allegations leveled against the group companies are without justification. A highly competitive market exists for oil products within Kazakhstan and the current level of prices reflects current world crude oil prices. Also, the prices charged by the group companies are competitive with Russian imports and with those charged by distributors of the other two refineries in Kazakhstan.

The Corporation is considering its recourse rights under the terms of the Shymkent refinery Privatization Agreement, which clearly stipulates the right to sell any and all its products in Kazakhstan and abroad at free market prices.

The Corporation will continue to seek a dialogue with the appropriate authorities to address the concerns related to the pricing of refined products and possible measures to be taken to further promote transparency and effective monitoring of the dynamics of competition, consistent with market economy principles.

Tax matters

The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations, as interpreted by the Kazakh authorities, can lead to the imposition of fines, penalties and interest.

In response to the Corporation’s submission, the Minister of Finance initiated the creation of a high-level Working Group between its officials and the Corporation’s representatives to address and seek resolution of all outstanding tax issues through dialogue and negotiations. On January 22, 2004, the Working Group signed a memorandum that sets out the agreed resolution of several important tax issues which were pending. Certain actions, such as the approval of the amendments to hydrocarbon contracts and issuance of instruction letter, were required to fully implement the terms of the memorandum. The hydrocarbon contract amendments were approved on July 21, 2004, but the instruction letter has not been issued. The terms of this memorandum are reflected in the following discussion of the Corporation’s tax matters.

Tax assessments 1998 and 1999

PKKR received tax assessments for 1998 and 1999. The assessments were for a total of approximately $10.5 million including taxes, fines, interest and penalties. PKKR was successful in challenging the assessments at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. Specifically, PKKR was unsuccessful in obtaining agreement of the Supervisory Panel of the Supreme Court to hear its appeal on the assessed taxes. Accordingly, the Corporation provided for $2.9 million of the $10.5 million total assessment in the consolidated financial statements for the year ended December 31, 2002.

PKKR has been disputing the remaining $7.6 million (currently $8.0 million due to strengthening of the tenge), which relates to fines and penalties assessed, because PKKR believes there was an incorrect application of the provisions of tax legislation. However, PKKR paid this amount to stop the further accumulation of fines and penalties and recorded this payment as an account receivable pending resolution of the issue. The Working Group agreed with PKKR’s position and determined that there was an incorrect application of the provisions of the tax legislation. This matter was simultaneously appealed to the Supervisory Panel of the Supreme Court (“Supervisory Panel”) due to time limitations. The Supervisory Panel remanded the case back to the lower court for a retrial. The lower court rejected the Supervisory Panel’s instruction, a retrial was not held, and the lower court let the original decision stand. The lower court’s refusal to comply with the Supervisory Panel’s instruction was appealed to the Supervisory Panel. The Supervisory Panel refused to hear the appeal.

The Ministry of Finance has requested that the Working Group memorandum be revised to reflect the Court’s decision. The Corporation does not agree and intends to pursue this matter with the Ministry of Finance. The Corporation believes, and the Ministry of Finance has previously agreed, that there was an incorrect application of the provisions of the tax legislation. Due to the uncertainty of the outcome, the Corporation has recorded, as an expense, the remaining amount of approximately $8.0 million in the consolidated financial statements for the year ended December 31, 2004.

Tax assessments 2000 and 2001

PKKR also received assessments for 2000 and 2001. Challenges to the assessments were divided into two court cases. The first case was for amounts totaling approximately $13.0 million and at the first level of the court system PKKR was successful on $6.8 million of the $13.0 million and was unsuccessful on the remainder. The major issue on which PKKR was unsuccessful was the assessment of royalties on flared associated gas. PKKR believes the claim for royalties on flared associated gas, which has no commercial value, contravenes the provisions of its hydrocarbon contracts. PKKR appealed to the Supreme Court and the Supervisory Panel of the Supreme Court and was unsuccessful. Royalties on flared gas were recorded in the consolidated financial statements as follows: $2.2 million in 2002, $0.2 million in 2003 and $2.1 million in 2004. As a result of the lost cases, the Corporation recorded additional $2.9 million related to royalties on gas for 2002 and 2003 in its consolidated financial statements for the year ended December 31, 2004. Additionally, the Corporation has provided for $1.6 million relating to interest charges on this tax assessment. A further provision of $1.7 million was made regarding other issues, which was recorded in 2003.

The second case was for $13.5 million, with $6.9 million related to transfer pricing sent back by the court for re-negotiation. The final assessment resulting from the court hearing held in September 2003 totalled $783,000 including the transfer pricing issue. The Ministry of Finance appealed to the Supreme Court, approximately $2.1 million of the assessment relating to the methodology used to revalue tax pools for currency fluctuations ($1.7 million) and the accelerated write-off of certain assets ($0.4 million). PKKR was unsuccessful at the Supreme Court. The Corporation had provided for these amounts in its consolidated financial statements for the year ended December 31, 2003.

Excess profit tax

The Corporation, through its subsidiary PKKR and joint venture Turgai, is subject to excess profit tax under the terms of the Hydrocarbon Exploration and Production contracts they have for oil and gas production. The contracts are specific to each field.

As at December 31, 2004 the Corporation through Turgai provided for excess profit tax of $35.0 million for 2004. PetroKazakhstan did not incur excess profit tax in any of its other fields in 2004. It may, however be subject to excess profit tax for the year ended December 31, 2005 and subsequent years in certain of its fields.

Turgai tax assessments

During 2004, Turgai was subject to a tax audit for the years 2002-2003 and received a tax assessment for approximately $148.0 million including penalties and interest (the Corporation’s 50% share is $74.0 million). The major issue was an assessment for excess profit taxes of approximately $100.0 million including fines (the Corporation’s 50% share is $50.0 million). The Ministry of Finance had adopted the position that expenditures relating to construction in progress are not allowed as a cash outflow when computing the internal rate of return. The Corporation believes this position is contrary to the concept of an internal rate of return calculation and counter to the legislation of the Republic of Kazakhstan. The Corporation, fellow shareholder Lukoil and Turgai entered into discussions regarding this assessment with the Ministry of Finance. As a result, the assessment was re-issued for $27.0 million (the Corporation’s 50% share is $13.5 million) and discussions will be held to determine the correct method of calculating excess profit tax and to clarify the interpretation of current legislation. A further revised assessment may be issued depending on the outcome of the discussions. The Corporation will continue to work with government authorities, Turgai, and Lukoil to resolve the dispute. No provision has been made in the financial statements for this assessment.

Commitments

The Corporation has entered into a number of operating leases for rail cars, certain oil field equipment and office space. As at December 31, 2004 such commitments totalled $104.0 million. The obligations for each of the next five years and in total are as follows:

$ millions	2005	2006	2007	2008	2009	Thereafter	Total
Operating leases	43.0	38.8	21.0	1.0	0.2	-	104.0
Work commitments	3.5	2.1	0.5	-	-	-	6.1
Total	46.5	40.9	21.5	1.0	0.2	-	110.1

17	SUBSEQUENT EVENTS

In February 2005 the Corporation, through one of its operating subsidiaries in Kazakhstan received a court claim filed by Turgai for $17.0 million in damages. This claim relates to the temporary production curtailment of Turgai in late December 2004. The Corporation believes the claim is without merit and, accordingly, no provision has been made in the financial statements.

In February 2005 the Corporation, through its joint venture Kazgermunai, received a court claim filed by the Kyzylorda Akimat for failure to fulfill infrastructure obligations. The claim is for approximately $102.0 million (our 50% share is $51.0 million), $28.1 million relating to infrastructure obligations with the remainder being interest charges.

The Corporation believes the claim is without merit as a substantial portion of the obligation has been met and the agreement does not impose deadlines. Accordingly, no provision has been made for this claim in the financial statements.

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